UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of August 2026

Commission File Number: 001-39559

Lixiang Education Holding Co., Ltd.

(Exact name of registrant as specified in its charter)

No. 818 Hua Yuan Street

Liandu District, Lishui City, Zhejiang Province, 323000

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

Change of Board of Directors

On August 11, 2026, Mr. Teck Yong Heng resigned as an independent director of Lixiang Education Holding Co., Ltd. (the “Company”), the chairperson of the audit committee and the nominating and corporate governance committee, and a member of the compensation committee of the board of directors of the Company (the “Board”).

On August 11, 2026, Mr. Yan Kit Lee resigned as an independent director of the Company, the chairperson of the compensation committee, and a member of the audit committee and nominating and corporate governance committee of the Board.

Their resignations from the Board were due to personal reasons and were not the result of any disagreement with the Company on any matter related to its operations, policies, or practices.

To fill in the vacancies, on August 14, 2026, the Board appointed with immediate effect, Mr. Jing Luo as an independent director of the Company, the chairperson of the audit committee and nominating and corporate governance committee of the Board and a member of the compensation committee of the Board; and Ms. Yingyan Liang as an independent director of the Company, the chairperson of the compensation committee of the Board and a member of the audit committee and the nominating and corporate governance committee of the Board.

The following is the biographical information of Mr. Luo.

Mr. Jing Luo, aged 35, has served as Executive Director and Manager of Guangzhou Janus Business Consulting Co., Ltd. since November 2022. From June 2021 to October 2022, he served as a Senior Consultant at Guangzhou Jingtian Enterprise Management Consulting Services Co., Ltd. Previously, he served as an Assistant Manager at KPMG Huazhen LLP (Guangzhou Branch) from October 2017 to May 2021, with experience in audit and financial reporting. Mr. Luo is a Certified Public Accountant licensed by the State of New Hampshire Board of Accountancy and is a non-practicing member of the Chinese Institute of Certified Public Accountants. Mr. Luo received a Master of Science degree in Accounting from Hofstra University and a Bachelor’s degree in Economics, with a major in International Economics and Trade, from Fuzhou University.

The following is the biographical information of Ms. Liang.

Ms. Yingyan Liang, aged 31, has served as a Manager of Guangzhou Tuoyuan Enterprise Consulting Co., Ltd. since July 2026. She previously served as a Manager at Guangzhou Jingshi Enterprise Consulting Co., Ltd. from April 2021 to June 2026. Earlier in her career, Ms. Liang served as a Senior Auditor at PricewaterhouseCoopers Zhong Tian LLP, Guangzhou Branch, from October 2018 to April 2021. Ms. Liang holds a Bachelor’s degree in Management, with a major in Financial Management, from Guangdong University of Foreign Studies.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Lixiang Education Holding Co., Ltd.

	By:	/s/ Biao Wei
Biao Wei
Director and Chief Executive Officer

Date: August 17, 2026

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